MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

September 27, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Midcoast Energy Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 3, 2013
File No. 333-189341

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2013 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on June 14, 2013, File No. 333-189341 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-1 Filed September 3, 2013

Management’s Discussion & Analysis, page 97

Liquidity and Capital Resources, page 119

Receivables Purchase Agreement, page 120

1.	We note your disclosure that “[c]ertain of [y]our operating subsidiaries are party to a receivables purchase agreement, which [you] refer to as the Receivables Agreement, with an indirect wholly owned subsidiary of Enbridge.” Please file the Receivables Purchase Agreement as an Exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: As requested, we have filed the Receivables Purchase Agreement (the “Purchase Agreement”) and the First Amendment to the Receivables Purchase Agreement (the “First Amendment” and, together with the Purchase Agreement, the “Receivables Purchase Agreement”) as Exhibits 10.9 and 10.10, respectively, to the Registration Statement.

Midcoast Operating, L.P. (Predecessor)

Notes to the Consolidated Financial Statements (Unaudited), page F-59

Note 5. Related Party Transactions, page F-61

Sale of Accounts Receivable, page F-64

2.	We note the Receivables Agreement you executed on June 28, 2013 with an indirect, wholly-owned subsidiary of Enbridge. Please tell us more about this agreement including how it qualifies as a sale of financial assets. As part of your response, please specifically discuss how your circumstances meet the guidance in ASC 860-10-40-4 through 5. Additionally, please tell us how your filing currently meets the disclosure objectives outlined in ASC 860-10-50-3 based on the disclosure requirements in ASC 860-20-50.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to Exhibits 10.9 and 10.10 to the Registration Statement for the specific terms and conditions of the Receivables Purchase Agreement. The analysis we performed to support the assertion that transfers of accounts receivables made pursuant to the Receivables Purchase Agreement qualify for sale accounting in accordance with ASC 860 is summarized below. References below to Enbridge Energy Partners, L.P. and certain of its subsidiaries, (collectively “EEP”), are intended to be inclusive of certain subsidiaries of Midcoast Operating that are party to the Receivables Purchase Agreement. In addition, capitalized terms used but not defined herein have the meaning assigned to them in the Receivables Purchase Agreement.

On June 28, 2013, EEP entered into the Receivables Purchase Agreement with a subsidiary of Enbridge Inc. (“Enbridge Sub”) whereby Enbridge Sub agreed to purchase the accounts receivables of certain of EEP’s subsidiaries on a monthly basis through 2016, subject to the terms and conditions set forth in the Receivables

Purchase Agreement. The intent of the Receivables Purchase Agreement is to enhance the timing and certainty of cash flows to EEP and its subsidiaries through sales of eligible accounts receivable from time to time. The maximum amount of receivables that can be purchased and sold in any month was initially set at $350 million. Pursuant to the First Amendment, the maximum amount was subsequently increased to $450 million, effective for the purchase and sale of receivables expected to occur on or after September 20, 2013.

We evaluated whether the periodic transfers of accounts receivables made in accordance with the Receivables Purchase Agreement qualified for sale accounting (derecognition) in the financial statements of Midcoast Operating, based on applying the guidance found principally in ASC Section 860-10-40, “Derecognition.” The analysis of our specific circumstances that considers the application of that guidance is summarized in the following paragraphs. As a result of our evaluation, we concluded that transfers of accounts receivable made pursuant to the Receivables Purchase Agreement meet the conditions for sale accounting in ASC Section 860. Accordingly, we de-recognized eligible receivables of EEP sold to the Enbridge Sub through June 30, 2013 under the Receivables Purchase Agreement in accordance with the guidance in ASC 860-20-25-1.

Discussion of Specific Guidance Criteria

1.	Regarding the broad considerations cited in ASC 860-10-40-4 that frame the ensuing, more detailed sale accounting requirements in Section 860-10-40, we concluded and/or observed:

a.	Upon application of the relevant standards in ASC 810, Consolidation, EEP should not consolidate the transferee, Enbridge Sub. Enbridge Sub is an indirect, wholly-owned subsidiary of Enbridge Inc. The capitalization of Enbridge Sub consists entirely of amounts provided by Enbridge Inc. Enbridge Inc. owns a controlling financial interest in Enbridge Sub, and thus properly consolidates it.

b.	The continuing involvement of Enbridge Energy Partners, L.P. with the receivables sold to Enbridge Sub is limited to acting in an administrative capacity as collection agent on behalf of Enbridge Sub pursuant to Article IV of the Receivables Purchase Agreement. Enbridge Sub may, in its sole discretion, remove Enbridge Energy Partners, L.P. as collection agent at any time. This form of continuing involvement by Enbridge Energy Partners, L.P. was considered by counsel in its true sale analysis and related opinion discussed below.

c.

The Receivables Purchase Agreement constitutes the sole agreement that governs the transfers of receivables between EEP and Enbridge Sub. To facilitate the transaction, Enbridge Sub was established as a special purpose Delaware member-managed limited liability company intended to be bankruptcy-remote. The limited liability company agreement of Enbridge Sub and the Receivables Purchase Agreement are the only two documents containing provisions relevant to the transfer accounting analysis.

We further note that, although EEP and Enbridge Sub have a common ultimate parent (Enbridge Inc.) and thus are under common control, ASC 860-10-40-4 directs that parent involvement should be disregarded when performing the sale accounting analysis involving transfers of financial assets by one subsidiary to another.

2.	860-10-40-4A – Has EEP, as transferor, subdivided the accounts receivable into components before their sale to Enbridge Sub, which in turn necessitates consideration of the “participating interest” requirements in ASC 860-10-40-6A?

Analysis and conclusion

No. Pursuant to Section 1.1 of the Receivables Purchase Agreement, each Participating Seller, as defined in the Receivables Purchase Agreement, agrees to sell, convey, transfer and assign to Enbridge Sub, as Buyer, all of the right, title and interest in and to each Eligible Receivable, subject to the maximum amounts set forth above, and all of the Related Rights associated with each Eligible Receivable. This language makes clear that the parties intend that receivables transferred in accordance with the Receivables Purchase Agreement are to be sold to the Enbridge Sub in their entirety, thus obviating further consideration of the participating interest requirements in ASC 860.

3.	860-10-40-5 – Does the transfer by EEP and its consolidated affiliates of the receivables under the Receivables Purchase Agreement meet all of the following criteria indicating that the transferors have surrendered control over those receivables (and therefore such transfers should be accounted for as a sale)?

Analysis and conclusion

Yes, transfers of the receivables meet the three conditions in 860-10-40-5 to qualify for de-recognition. More specifically:

a.

The transferred receivables have been legally isolated from EEP as transferor and its consolidated affiliates and are beyond the reach of EEP’s creditors in the event of bankruptcy or other receivership. This conclusion is based on an opinion from external legal counsel (rendered at a would level) that affirms the transfer of the receivables would be upheld by a court of relevant jurisdiction as a “true sale,” based on counsel’s analysis of relevant case law. Additionally, because Enbridge Sub and EEP are related parties, we also obtained from external legal counsel a substantive non-consolidation opinion (rendered at a would level), which affirms that a court would not order the substantive consolidation of the assets and liabilities of Enbridge Sub into the estate of EEP and its consolidated subsidiaries in the event of the latter’s bankruptcy or receivership.

We believe the foregoing legal opinions obtained contemporaneously in connection with entering the Purchase Agreement are sufficient to support the assertion that receivables transferred to Enbridge Sub by EEP in accordance with the terms of the Receivables Purchase Agreement are legally isolated from EEP and its creditors.

b.	Pursuant to Section 14.4 of the Receivables Purchase Agreement, Enbridge Sub has the right to transfer or pledge any of the receivables it has acquired from EEP, as transferor, to any person, without the consent of EEP and its consolidated affiliates, provided that Enbridge Sub provides a representation and warranty, and a related indemnification that the transfer or pledge of the receivables will not prejudice true sale treatment. The requirement for such representation, warranty and indemnification exists solely to ensure that Enbridge Sub does not sell or pledge the transferred receivables in a manner that might jeopardize the sale accounting accorded to those receivables for financial reporting purposes. Since this provision does not constrain Enbridge Sub from selling or pledging the receivables to a third party, it was not deemed to provide more than a trivial benefit to EEP, as transferor.

c.	Pursuant to Section 1.4 of the Receivables Purchase Agreement, Enbridge Sub has no recourse with respect to the receivables acquired from EEP and its consolidated subsidiaries; provided that all purchases of receivables are made pursuant to, and in reliance upon, the representations, warranties and covenants of the Participating Sellers under the Receivables Purchase Agreement. The Receivables Purchase Agreement contains no provisions that permit EEP and its consolidated subsidiaries to unilaterally re-acquire transferred receivables under any circumstances or otherwise maintain effective control over them.

Discussion of Disclosure Objectives and Requirements

We respectfully advise the Staff that our intent with regard to the financial statement disclosures addressing the Receivables Purchase Agreement is to provide all relevant information necessary for an investor to understand the transactions, including the material terms of the agreement, our treatment of the transferred financial assets, any continuing involvement of EEP, as well as any impact the sale of receivables has on our financial position, financial performance and cash flows, in each case as set forth in ASC 860-10-50-3 based on the disclosure requirements in ASC 860-20-50. We have evaluated our disclosures of the transfer of financial assets in relation to the requirements set forth in ASC 860-20-50, and in each case believe our disclosures include all relevant information required pursuant to these requirements. However, we believe our disclosures could be enhanced by including a statement indicating that EEP has inconsequential continuing involvement in the transferred financial assets, which is limited to acting in an administrative capacity as collection agent on behalf of Enbridge Sub and can be removed at any time in the sole discretion of Enbridge Sub. Additionally, we believe our disclosure could be further enhanced by stating that Enbridge Sub has no recourse with respect to the receivables acquired from EEP under the terms of and subject to the conditions stated in the Receivables Purchase Agreement. We have revised the Registration Statement to include these additional disclosures. Please see pages 120, 220, F-64 and F-65 of Amendment No. 3.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, MIDCOAST ENERGY PARTNERS, L.P.

By:	Midcoast Holdings, L.L.C., its general partner

By:	/s/ Mark A. Maki
Mark A. Maki President

cc:	Jennifer López, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Jason Niethamer, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP Brett Braden, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.
Tull R. Florey, Baker Botts L.L.P.